Exhibit 4.33
English Translation
Share Transfer Agreement
This Share Transfer Agreement (hereafter “Agreement”) is entered into on 1 April, 2009 in Beijing, People’s Republic of China (“PRC”)
by and between
(1)
Zhongqing Chuangyi Investment Management Co., Ltd, a company duly established and existing under the laws of PRC, with its registered address at Room 305, Unit B, No.9 Building, Beizhan Beijie, Xicheng District, Beijing (Seller).

(2)
Longtop Financial Technologies Limited, a company duly established and existing under the laws of Cayman Islands, with its registered address at Cricket Square, Hutchins Drive, P.O.Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Purchaser).

Whereas
A.	Sysnet Info-Tech Co., Ltd. (Company) is a PRC company with its registered address at No. 128 Zhichun Road, Haidian District, Beijing, PRC and registered capital of RMB 50,000,000.

B.	The Seller holds 60% of the Company’s shares and interests (Shares).

C.	The Seller agrees to sell to the Purchaser or its designated affiliate, and the Purchaser or its designated affiliate agrees to purchase from the Seller, the Shares.
NOW, THEREFORE, the parties have agreed as follows:
1.	Definitions and Interpretations
1.1	Definitions

Unless otherwise stipulated herein, the following terms shall have the meaning set forth below:

Effective Date	As defined in Article 2.3 hereof;

Shares	As defined in the above Whereas B

Shares Transfer	As defined in Article 2.1 hereof;

PRC Law	All PRC laws and regulations that are in effective;

Registration	As defined in Article 3.2 hereof;

Approval Authorities	Any PRC governmental department or authority which has the right to approve the Shares Transfer, including without limitation, commercial authorities, State-owned Assets Supervisory and Regulatory bodies and local branches.

Approval	As defined in Article 3.1 hereof;

Evaluation	Evaluation of the Shares carried out by the experts that are hired by the Seller in accordance with the PRC Laws about state-owned assets transfer;

Purchase Price	As defined in Article 2.4 hereof;

USD	The legal currency of United States; and

RMB	The legal currency of PRC.
1.2	Interpretations

All headings used herein are for reference purposes only and do not affect the meaning or interpretation of any provision hereof. Any reference herein to an Article or Appendix is to an article or appendix of this Agreement. Unless otherwise indicated, a reference herein to a day, month or year is to a calendar day, month or year. A reference to a Business day is to any day that is not a Saturday, Sunday or the national holiday stipulated by the PRC State Council unless the business days and non-business days before or after a legal holiday are exchanged by provisions of State Council.

2.	Shares Transfer
2.1	Sales and Transfer

Pursuant to the terms and conditions hereof, the Seller hereby agrees to transfer to the Purchaser or its designated affiliate the Shares without right limitations or pledges, and the Purchaser or its designated affiliate agrees to accept such transfer (Shares Transfer). From the Effective Date hereof, the Seller is no longer entitled to or takes any responsibility for the Shares, while the Purchaser or its designated affiliate shall be entitled to the interests and rights of the Shares and take the obligations of the Shares.

2.2	Condition

At the signing of this Agreement, the Purchaser relies precisely on the representations and warranties about the Company and Shares Transfer made in Article 4 hereof.

2.3	Effective Date

This Agreement represents both Parties’ intentions pertaining to the Shares Transfer and is entered by signing of the both parties’ authorized representatives and chopping the Seller’s company stamp. This Agreement takes effect on the date the Approval Authorities’ Approval (Effective Date). The Term of this Agreement shall commence from the Effective Date through the date on which all obligations hereof are performed. The representations and warranties of the Seller in Article 4 hereof shall survive the termination of this Agreement and remain in effect within 1 year after completing the registration of alteration.

2.4	Consideration and Payment
2.4.1
The Seller has had qualified state-owned assets evaluation agencies perform an evaluation for the Shares before the signing of this Agreement. According to the evaluation report from such agency (please refer to the appendix hereof for details), the Purchaser or its designated affiliate agrees to purchase, and the Seller agrees to sell the Shares at the price paid in US dollars equivalent to RMB 63 million (Purchase Price).

2.4.2	The above mentioned Purchase Price shall be paid by the Purchaser or its designated affiliate to the bank account designated by Seller as follows:
2.4.2.1
Within 10 business days after the signing of this Agreement, the Purchaser or its designated affiliate shall pay the Purchase Price (in US Dollars equivalent to RMB 63 million) to the Hong Kong bank account designated by the Seller at the Central Parity Rate issued by the BOC on payment making day. The Seller shall provide the Purchaser or its designated affiliate with a written authorization letter which authorized the Purchase Price to be paid to the above bank account;

2.4.2.2
Within 5 business days after the Effective Date, the Seller shall remit the Purchase Price (US Dollars equivalent to RMB 63 million) to the overseas bank account designated by the Purchaser or its designated affiliate. The returned US Dollars shall be equal to the US Dollars remitted by the Purchaser or its designated affiliate to a bank account in China designated by the Seller which is approved by the State Administration of Foreign Exchange; within 20 business days after the Effective Date, the Purchaser or its designated affiliate shall remit the Purchase Price (US Dollars equivalent to RMB 63 million that is approved by the Administration of Foreign Exchange) to the bank account in China designated by the Seller.

2.4.2.3
In the event that the above Purchase Price cannot be timely returned to the overseas bank account designated by the Purchaser or its designated affiliate due to the Seller’s reason, which results in the delay of the Purchaser or its designated affiliate’s performance of payment obligation set forth in above 2.4.2.2 hereof, the delay shall not be deemed as a breach of the Purchaser or its designated affiliate; the Purchaser or its designated affiliate will not assume any breach responsibility. The exchange rate loss caused during the delay shall be borne by the Seller. The Purchaser or its designated affiliate shall be responsible for the payment at the central parity rate issued by the BOC on the actual payment day.

3.	Approval, Registration and Necessary Agreement
3.1	Approval

The Seller shall summit all necessary documents to the Approval Authority for Share Transfer approval (“Approval”) within 5 days after the signing of this Agreement, including but not limited to:
3.1.1	this Agreement regarding to the Share Transfer, entered by both parties;

3.1.2	related approval documents signed by the Seller’s governing state asset supervision & management department: China Youth Travel Service, Headquarter for the Share Transfer under this Agreement;

3.1.3	the Asset Evaluation Report attached hereto;

3.1.4
waiver in writing made by all other shareholders in the Company to waive their right to propose any preemptive right to the Purchaser or its designated affiliate for the Share Transfer under this Agreement, as well as Share Transfer approval made by the Company;

3.1.5	BOD resolution about the approval of the Share Transfer;

3.1.6	the Articles of Association (amendment) and joint-venture contract (modified) which involved with the Share Transfer;

3.1.7	all other necessary documents required for the Approval.
3.2	Registration

The Seller shall submit all necessary documents to the Approval Authority for Share Transfer registration (“Registration”) within 5 business days after obtaining the Approval, including but not limited to:

3.2.1
the approval documents made by the Approval Authority in agreeing the Share Transfer and the approval certificate which indicate the Purchaser or its designated affiliate to be the Company’s shareholders;

3.2.2	all documents required for the Approval; and

3.2.3	all other necessary documents required for the Registration.

3.3	Coordinating Liability of the Purchaser
3.3.1
The Purchaser and/or its designated affiliate shall coordinate the Seller for the Approval and Registration of the Share Transfer, including but not limited to directly or indirectly participating in the Approval and/or Registration process.

3.3.2	The Purchaser and/or its designated affiliate shall help the Seller finish related payment process of the Purchasing Price under Article 2.4 hereof.
3.4	Approval and Registration Documents

Upon the consummation of Approval and Registration, the Seller shall deliver to the Purchaser or its designated affiliate all documents and certificates which are required for Approval and Registration, including but not limited to the modified Company approval certificate, business license, joint-venture contract, shareholders’ list and Articles of Association.

3.5	Other
3.5.1
If the changes of P.R.C law or according to the Approval Authority’s latest requirement after signing of this Agreement, the Share Transfer is required to go through public listing process in Beijing Equity Exchange or other equity exchange (“Equity Exchange”), the Seller shall: (i) completely recognize the capability and conditions of Shares purchased by Purchaser or its designated affiliate, and acknowledge, when submitting necessary documents indicating the Purchaser’s required conditions to the Equity Exchange, such documents shall firstly be approved by the Purchaser or its designated affiliate in writing; (ii) be responsible to go through all related applying process and formalities, and each of the Seller and Purchaser shall be liable to their own equity transaction fees arising from it. The Purchaser and/or its designated affiliate shall offer timely coordination during the above applying process.

3.5.2
If the Share Transfer is required to go through public listing process in Equity Exchange, within 5 business days after the Shares publicly listed in Equity Exchange, the Seller shall remit US Dollars equivalent to RMB 63 million to the overseas bank account designated by the Purchaser or its designated affiliate with the exchange rate referred to the Central Parity Rate issued by the Bank of China at then day; within 5 business days after the Purchase Price is remitted to the Purchaser or its designated affiliate, the Purchaser or its designated affiliate shall remit Purchase Price to the settling account designated by Equity Exchange in accordance with its requirements.

3.5.3
For the purpose of effectively consummating the transactions hereunder, where the Seller requests the Purchaser or its affiliate to offer coordination, or the Purchaser or its affiliate make requirements to the Seller, the required/requested party shall promptly reply and provide substantive response within 48 hours.

4.	Representations and Warranties
4.1	The Seller

The Seller represents and warrants to the Purchaser that:
4.1.1	it has full capacity and authority to execute this Agreement and to consummate the transactions contemplated hereunder;

4.1.2
this Share Transfer has been approved by the Seller’s governing state asset supervision & management department: China Youth Travel Service, Headquarter (approve the Purchaser or its affiliate to be the exclusive transaction subject of this Share Transfer); the parties may transfer Shares under this Agreement and go though relevant Approval and Registration formalities;

4.1.3	the Shares have been appraised by applicable P.R.C laws that are related to the state asset management.

4.1.4	this Agreement constitutes legal and binding liability on the Seller, and shall be enforceable subject to the provisions hereof.

4.1.5
the execution, delivery, and performance of this Agreement and any related document to which they are a party will not contravene, conflict with, or result in a violation of any provision of any contract, agreement, understanding, other legal arrangement, laws, or orders to which the party is subject.

4.1.6
it has obtained all necessary documents concerning the signing, delivery and performance of this Agreement and other business matters hereunder, including but not limited to the BOD approval of the Company and the Shareholders’ approval of the Seller;

4.1.7	there shall be no right limitation, mortgage or any third party right upon the Share; and

4.1.8	to the Seller’s acknowledgement:
4.1.8.1	the company has accurately recorded its financial status in the accounting book on the date indicated at the front page;

4.1.8.2	the Company has not violated any provision of the P.R.C Law; and

4.1.8.3	there is no pending proceedings, third party claims, orders or investigation against the Company from any third party, court, government authority or arbitration authority.
4.2	The Purchaser

The Purchaser represents and warrants to the Seller that:
4.2.1	it has full capacity and authority to execute this Agreement and to consummate the transactions contemplated hereunder;

4.2.2	it has obtained all necessary documents concerning the signing, delivery and performance of this Agreement and other business matters hereunder, including but not limited to the BOD approval;

4.2.3
the execution, delivery, and performance of this Agreement and any related documents to which they are a party will not contravene, conflict with, or result in a violation of any provision of any contract, agreement, understanding, other legal arrangement, laws, or orders to which it is subject to.

5.	Breach
5.1	Events of Breach

The occurrence of any one or more of the following events shall constitute a breach of this Agreement:
5.1.1
any party violates any material provision hereof or fails to perform in any material respect its obligations hereunder, and such breach or nonperformance has not been remedied for a period of 10 days after receipt of the written notice from another party requesting such remedy; or

5.1.2	any representation or warranty made by any party herein proved to be false or misleading in any material respect.

5.2	Liabilities for Breach

Where any party commits a breach of this Agreement, it shall be liable to compensate the other party for any and all damages arising from the breach, not including, however, indirect or consequential damages.

6.	Special Agreements
6.1	Unless otherwise stipulated herein, the Purchaser or its designated affiliate shall not request the Purchase price paid for Share Transfer to be refunded by the Seller.

6.2
In case failure of the Approval, Registration or Actions by the Equity Exchange due to reasons other than those set forth in Article 3.1, 3.2 or 3.5 results in the Seller or its designated affiliate’s failure to be new shareholder of the Company, the Seller and Purchaser or its designated affiliate shall use their best efforts to resolve the issue; in the event that it will not be resolved within 15 days since the above mentioned failure happened, the Seller shall cause the company to sign a Asset Transfer Agreement, of which forms and contents satisfy the Purchaser or its designated affiliate. In accordance with such Asset Transfer Agreement, Seller shall cause the Company to transfer RMB 63,000,000 equivalent asset (total asset of the Company is RMB 105,000,000), which shall be remitted directly to the bank account designated by the Company from the Purchaser or its designated affiliate. In case that the Purchase Price remitted to the Seller’s Hong Kong bank account, fails to be refunded to Purchaser or its designated affiliate, due to Seller’s reason, it should not be considered breaching of the Agreement if the Purchaser or its designated affiliate postpone or decline to make the payment. In that case, it should be deemed that the Purchaser or its designated affiliate has performed their Purchase Price payment obligation.

7.	Miscellaneous
7.1	Notice and Receipt

All notices and communications between the parties shall be made in writing and in the Chinese and/or Chinese languages by fax, delivery in person (including courier service) or registered mail to the address set forth below:

Seller:	Zhongqing Chuangyi Investment Management Co., Ltd.
Address:	Room 305, Unit B, Building No.9, (Huayuan Qiye), Beizhan Beijie, Xicheng District, Beijing

Tel:	(010) 88320832
Fax:	(010) 88320833
Attention:	Chi Shaoping

Purchaser:	Longtop Financial Technologies Limited
Address:	Room A, 10/F, City Garden, Dianqi Avenue, NorthPoint, HongKong
Tel:	852-28872506
Fax:	852-28562193
Attention:	Zhao Wei
7.2	Time of Receipt.

The time of receipt of the notice or communication shall be deemed to be:
7.2.1
the time set forth in the transmission journal in the case of a facsimile transmission, unless such facsimile transmission is sent after 5:00 p.m., or local date of the receiver is not a Business day, in which event the date of receipt shall be deemed to be the following Business day in the place of receipt;

7.2.2	the time of signing of a receipt by the receiving party in the case of delivery in person (including courier service); and

7.2.3	10 (ten) days from that shown on the official postal receipt in the case of registered mail.

7.3	Amendment.

This Agreement can only be waived, modified or altered through written agreements signed by both parties. (Such written agreements shall be attached hereto as an appendix.)

7.4	No Waiver.

Failure or delay on the part of any party to exercise any right under this Agreement shall not operate as a waiver thereof.

7.5	Severability.

The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement which is unrelated to that provision.

7.6	Continue in Effect

In the event of termination of this Agreement for any reason, confidentiality obligations under this Agreement of both parties shall be in full effect for 5 (five) years.

7.7	Taxation

Unless otherwise stipulated herein, all stamp duty, government expenses, taxations, remit charge and other reasonable expenses (including reasonable lawyer’s fee) shall be borne respectively by the Seller or Purchaser or its designated affiliate.

7.8	Successors

This Agreement shall continue to be legally binding on the respective successors and assignee (if any) of the parties hereof.

7.9	Governing Law.

This Agreement shall be executed, interpreted and performed and takes effect according to the PRC Law.

7.10	Arbitration
7.10.1	Any dispute arising out of or in connection with this Agreement shall be firstly settled through friendly consultation.

7.10.2	If the dispute cannot be resolved within 30 days after the commencement of consultations, either party may submit the dispute to arbitration as follows:
7.10.2.1
All disputes arising out of or in connection with this Agreement shall be finally settled under the applicable rules of Beijing Arbitration Commission by sole arbitrator appointed in accordance with those rules; and

7.10.2.2
The arbitration shall be held in Beijing and conducted in the Chinese language, with the arbitral award being final and binding upon the parties. The cost of arbitration shall be allocated as determined by the arbitrator.

7.10.3	When any dispute is submitted to arbitration, the parties shall continue to perform this Agreement.
7.11	Language

This Agreement has been prepared in 4 (four) sets of originals, with 1 (one) for each party, and 2 (two) sets submitted for governmental approval authority approval and registration.
[The space below is intentionally left blank.]

IN WITNESS WHEREOF, both parties have arranged for this Agreement to be signed by their duly authorized representatives on the date first indicated above.
Zhongqing Chuangyi Investment
Management Co., Ltd. (SEAL)

Signature:	/s/ Qi Ding Name:
Title:
Longtop Financial Technologies Limited (SEAL)

Signature:	/s/ Wai Chau Lin
	Name:	Wai Chau Lin
	Title:	Chief Executive Officer